Exhibit 99.1

ASX ANNOUNCEMENT
26 October 2026

Elevra Completes Sale of Ewoyaa Project Interest

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has completed the sale of all of its rights and interests in the Ewoyaa Lithium Project (“Ewoyaa Project”) in Ghana to Zhejiang Huayou Cobalt Co., Ltd. (“Huayou”), as announced on 11 May 20261 and 1 October 20262.

Completion of the sale follows receipt of the required Ghanaian Government approvals, and Elevra received cash consideration of US$71 million before fees and taxes. The sale includes all of Elevra’s rights and interests in the Ewoyaa Project, including its spodumene concentrate offtake rights. Additionally, Elevra no longer has any funding commitment to develop the Ewoyaa Project.

The sale allows Elevra to sharpen its focus on core North American assets, and proceeds from the sale will provide Elevra with additional financial flexibility as the Company advances the North American Lithium brownfield expansion, development activities at Moblan and other growth projects.

Separately, Huayou continues to progress its proposed acquisition of Atlantic Lithium3 which holds the remaining private-sector interest in the Ewoyaa Project. Huayou’s acquisition of Elevra’s interests in the Ewoyaa Project is separate from, and is not conditional upon, completion of Huayou’s proposed acquisition of Atlantic Lithium.

Elevra’s Managing Director and Chief Executive Officer, Mr. Lucas Dow, said: “Completing the sale of our Ewoyaa interest to Huayou delivers our goal of improving our financial flexibility while removing the development funding obligations attached to the project and simplifying our portfolio.

“With the proceeds now received, we are well placed to advance our North American lithium assets. I would like to thank the Ghanaian authorities for their engagement through the approvals process, Huayou for working constructively with us to reach completion, and Atlantic Lithium for its support of the transfer.”

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Ofﬁcer.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium Project (100%) in the United States.

For more information, please visit us at www.elevra.com or contact:

Andrew Barber
Investor Relations
PH: +617 3369 7058

1 See ASX announcement dated 11 May 2026 “Elevra enters agreement to sell Ewoyaa Project Interest”.
2 See ASX announcement dated 1 October 2026 “Ewoyaa Sale Update”.
3 Atlantic Lithium ASX announcement dated 7 May 2026, “Binding Scheme Implementation Deed with Huayou”.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com